UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(formerly known as China Internet Nationwide Financial Services, Inc.)

(Translation of registrant’s name into English)

93 Jianguo Road, No. 6 Building,

11th Floor

Chaoyang District, Beijing, People’s Republic of China 100020

Telephone: +86 010-5820389

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

On April 9, 2020, Hudson Capital Inc. (formerly known as China Internet Nationwide Financial Services, Inc., the “Company”) entered into subscription agreements with three accredited investors for the sale and issuance of two million shares (2,000,000) ordinary shares of the Company, $0.001 par value per share (“Ordinary Shares”) at a per-share price of $0.40 for aggregate gross proceeds of $800,000 (the “Private Placement). The subscription agreements contain customary representations, warranties and agreements by the Company and customary conditions to closing.

We closed the Private Placement on May 12, 2020 and intend to use the funds for working capital. No brokers or placement agents was involved. Our Private Placement is exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(a)(2) thereof and/or Rule 506 of Regulation D and Regulation S thereunder, each as promulgated by the Securities and Exchange Commission (the “Commission”).

The foregoing summary of the subscription agreements does not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 10.1 and 10.2, respectively, to this Form 6-K, which are incorporated herein by reference.

The representations, warranties and covenants contained in the subscription agreements made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to the subscription agreements and may be subject to limitations agreed upon by the contracting parties. Accordingly, the subscription agreements are incorporated herein by reference only to provide investors with information regarding the terms of the subscription agreements and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the Commission.

Exhibits.

Exhibit
Number	Description

10.1	Form of Regulation D Subscription Agreement
10.2	Form of Regulation S Subscription Agreeemnt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2020	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer